UNITED STATES
securities and exchange commission

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Emerald Strategic Innovation Interval Fund

Address of Principal Office (No. & Street, City, State, Zip Code):

690 Taylor Road, Suite 210
Gahanna, Ohio 43230

Telephone Number (including area code): 614-416-9059

Name and address of agent for service of process:

David Bunstine
Emerald Strategic Innovation Interval Fund

c/o Foreside Fund Officer Services, LLC

690 Taylor Road, Suite 210,
Gahanna, Ohio 43230

Copy to:

Jeremy Senderowicz
Vedder Price P.C.
1633 Broadway, 31st Floor

New York, New York 10019

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]	NO [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Columbus and State of Ohio on the 9th day of May, 2022.

Emerald Strategic Innovation Interval Fund

	By:	/s/ David Bunstine
David Bunstine
Sole Trustee

Attest:

/s/ Jennifer Gorham
Jennifer Gorham